

November 14, 2011

Via E-mail
Miguel Miranda,President
Panama Dreaming Inc.
Edificio Torre El Cangrejo
Segundo Piso, Oficina Numero 2
Panama City, Panama 0823-03260

> **Re:** **Panama Dreaming Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-176312**

Dear Mr. Miranda:

We have reviewed your amended filing and the related response letter dated October 24, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 14, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2. We refer to prior comment 2 and note that the amount in the "Per Share – Maximum" row in the "Proceeds to Us" column is $0.07 as opposed to $0.007. Please advise or revise your document as necessary.

Dilution of the Price You Pay for Your Shares, page 13

3. We note that you revised the disclosure on page 14 of net tangible book value per share after the offering in response to our prior comment 5; however, you failed to correct the dilution per share information as we requested. Please revise to correct the amounts presented for "increase to present stockholder in net tangible book value per share after offering" and "dilution per share."

Item 17. Undertakings, page 44

4.   Given the nature of this offering, it is unclear why you have included the undertaking relating to Rule 430A. Please advise. In addition, we note that you repeat certain undertakings under paragraph D of your undertakings section on page 46. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng for

Mark P. Shuman
Legal – Branch Chief

cc: Via E-mail
Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.